SECURITIES AND EXCHANGE COMMISSION

06002835

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 213 SECTION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8 - 48572

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western International Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue
(No. and Street)

Pasadena (City) California (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Bizub (626) 793-7717
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500 (Address) Beverly Hills (City) California (State) 90210 (Zip Code)

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Donald Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western International Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WARREN D. CARRUTH NOTARY PUBLIC STATE OF COLORADO

Signature

Title

Notary Public

Warren D. Carruth, Notary Public
State of Colorado
My Commission Expires 9/9/2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN INTERNATIONAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

WESTERN INTERNATIONAL SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Western International Securities, Inc.

We have audited the accompanying statement of financial condition of Western International Securities, Inc. as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 1, 2006

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash and cash equivalents	$ 1,007,407
Commissions receivable	404,830
Due from registered representatives	115,951
Due from clearing firm	242,202
Deposit at clearing firm	303,356
Securities owned, at market value	176,143
Securities owned, at fair value	22,500
Property and equipment, net	290,249
Deposits and other assets	96,190
	$ 2,658,828
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions payable	$ 542,361
Accounts payable and accrued expenses	302,442
Income taxes payable	196,001
Obligations under capitalized leases	85,983
Deferred taxes	16,200
Total liabilities	1,142,987
Stockholder's equity	
Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in capital	927,567
Retained earnings	588,244
Total stockholder's equity	1,515,841
	$ 2,658,828

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Western International Securities, Inc. (the Company) was incorporated in the state of Colorado in 1995 as a wholly owned subsidiary of Concept Brokerage Holding Corporation (Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company executes and clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly is exempt from Rule 15c3-3 of the Securities and Exchange Commission (SEC), under paragraph (k)(2)(ii). The Company has operations in numerous states.

Cash Equivalents

The Company considers its investment in short-term money market funds to be cash equivalents.

Valuation of Investments in Securities

The Company values investments in securities that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Property and Equipment

Property and equipment, consisting of computer equipment, furniture and leasehold improvements, are recorded at cost and are depreciated using the straight-line method over their estimated useful lives.

Income Taxes

The Company files a consolidated income tax return with its Parent. The accompanying financial statement provides for income taxes as if the Company filed a separate return. Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates

The preparation of the financial statement is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Revenue Recognition

Income from commissions on securities transactions is recorded on a settlement date basis.

2. Concentration of credit risk

In the normal course of business, the Company maintains cash balances that at times exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

3. Property and equipment

Property and equipment consist of the following at December 31, 2005:

Furniture	$	206,525
Computer equipment		234,104
Leasehold improvements		105,007
		545,636
Less accumulated depreciation		(255,387)
Property and equipment, net	$	290,249

Depreciation expense for the year ended December 31, 2005 equaled $84,112.

Included in property and equipment are furniture and computer equipment acquired under capitalized leases with costs of $104,874 and $7,034, respectively, and accumulated depreciation of $30,114.

4. Capitalized leases

The Company leases furniture and equipment under leases that expire in 2008 and 2006, respectively.

The following is a schedule by year of future minimum lease payments under capitalized leases, together with the present value of net minimum lease payments as of December 31, 2005:

Year ending December 31,		
2006	$	34,251
2007		31,147
2008		31,147
Total future minimum lease payments		96,545
Less: amount representing interest		(10,562)
Present value of minimum lease payments	$	85,983

5. Commitment

The Company leases office space at its headquarters in Pasadena, California and other locations under non-cancellable operating leases expiring from 2006 to 2009. At December 31, 2005, the Company's future minimum rental commitment is as follows:

Year ending December 31,		
2006	$	399,356
2007		349,459
2008		237,640
2009		13,182
	$	999,637

6. Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, that the clearing broker may sustain from carrying securities transactions introduced by the Company, and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

7. Income taxes

The components of income taxes for the year ended December 31, 2005 are as follows:

Current		
Federal	$	366,400
State		96,522
		462,922
Deferred		
Federal		(23,400)
State		1,600
		(21,800)
Provision for income taxes	$	441,122

7. Income taxes (continued)

The following tabulation reconciles the federal statutory tax rate to the Company's effective rate:

	Amount	%
Federal statutory rate (approximate)	$ 384,000	34.0
Other reconciling items (including state income taxes)	57,122	5.1
Provision for income taxes	$ 441,122	39.1

Deferred income taxes are a result of timing differences between book and taxable income. The deferred tax liability as of December 31, 2005 results primarily from the use of accelerated methods of depreciation for tax purposes.

8. Contingencies

The Company is involved in various legal actions and claims arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's financial statements.

9. Net capital requirement

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was $1,025,973, which was $925,973 in excess of its minimum net capital requirement of $100,000.